FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 20, 2005

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

October 20, 2005

On October 17, 2005, OAO Tatneft disclosed the following information to its shareholders:

Report about information that may have significant effect on the value of the company's securities

                                            1. General Information

1.1. Full official name of the issuer                  Open Joint Stock Company Tatneft

1.2. Short official name of the issuer                 OAO Tatneft

1.3. Location of the issuer                            75 Lenin Street

                                                       Almetyevsk, Tatarstan 423450

                                                       Russian Federation
1.4. OGRN of the issuer                                1021601623702
1.5. INN of the issuer                                 1644003838
1.6. Unique code of the issuer assigned by the         00161-A
registration authority

1.7. Internet web site used for disclosure purposes    http://www.tatneft.ru  www.disclosure.ru

1.8. Name of periodical(s) used to publish information "Annex to the Reports of the Federal Service for
                                                       Financial Markets", "Oil News".

                                               2. Contents of the Report

Minutes No.5 of the Meeting of the Board of Directors

City of Kazan    October 30, 2005

Issue of the Agenda:

On the approval of the transaction  related to the  participation of OAO Tatneft in the establishment of ZAO Nizhnekamsk Refinery.

Resolved:

To approve an interested party  transaction  related to the participation of OAO
Tatneft in the establishment of ZAO Nizhnekamsk Refinery.

Pursuant to Article 83 of the Federal  Law of the Russian  Federation  "On Joint
Stock Companies",  a decision to approve an interested party transaction  should be taken by the Board of Directors by the majority of independent  directors not interested in the transaction.  The following  members of the Board of Directors are not interested in the transaction:  David Waygood,  Sushovan Ghosh, Maria L.
Voskresenskaya.

Results of voting of  independent  directors:  David  Waygood - "Yes",  Sushovan
Ghosh - "Yes", Maria L. Voskresenskaya - "Yes".

Resolution approved

                                       3. Signature
3.1. Deputy General Director

 Head of Property Department of

 OAO Tatneft                 _____________               Victor I. Gorodny

3.2. Date October 13, 2005                    Seal

On October 13, 2005, OAO Tatneft made a relevant filing with the Federal Service for Financial Markets, Russian securities regulator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

                     Name:(Victor I. Gorodny)
                                                                              Title: (Deputy General Director, Head of Property Development)

Date:    October 20, 2005